

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2020

Clint Stinchcomb
President and Chief Executive Officer
CuriosityStream Inc.
8484 Georgia Ave., Suite 700
Silver Spring, Maryland 20910

      Re: CuriosityStream Inc.
          Registration Statement on Form S-1
          Filed November 20, 2020
          File No. 333-250822

Dear Mr. Stinchcomb:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Christopher Peterson